SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a).
                              (Amendment No. 1)(1)

                        PRICE COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    741437305
                                 (CUSIP Number)

                                    Copy to:
Mr. Edward Grinacoff
21st Century Communications               Morrison Cohen Singer & Weinstein, LLP
  Partners, L.P.                          750 Lexington Avenue
767 Fifth Avenue, 45th Floor              New York, New York 10022
New York, New York  10153                 Telephone (212) 735-8600
Telephone (212) 754-8100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 4, 1997
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                        (Continued on following page(s))

--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   - 1 of 26 -

CUSIP
No. 741437305                          13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     21st Century Communications Partners, L.P.

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                        (a)  [_]
                                                                        (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     Delaware

________________________________________________________________________________
               7    Sole Voting Power

  Number of         247,480 shares                                          4.5%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    117,520 shares                                          2.1%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         247,480 shares                                          4.5%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    117,520 shares                                          2.1%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     365,000 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     6.7%

________________________________________________________________________________
14   Type of Reporting Person*

     PN

================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 2 of 26 -

CUSIP
No. 741437305                          13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     21st Century Communications T-E Partners, L.P.

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                        (a)  [_]
                                                                        (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     Delaware

________________________________________________________________________________
               7    Sole Voting Power

  Number of         84,202 shares                                          1.5%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    280,798 shares                                         5.1%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         84,202 shares                                          1.5%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    280,798 shares                                         5.1%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     365,000 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                             [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     6.7%

________________________________________________________________________________
14   Type of Reporting Person*

PN

================================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 3 of 26 -

CUSIP
No. 741437305                         13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     21st Century Communications Foreign Partners, L.P.


________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                       (a)  [_]
                                                                       (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                         [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     Delaware

________________________________________________________________________________
               7    Sole Voting Power

  Number of         33,318 shares                                           .6%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    331,682 shares                                         6.0%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         33,318 shares                                           .6%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    331,682 shares                                         6.0%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     365,000 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                            [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     6.7%

________________________________________________________________________________
14   Type of Reporting Person*

     PN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 4 of 26 -

CUSIP
No. 741437305                          13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Sandler Capital Management


________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                       (a)  [_]
                                                                       (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                         [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     New York

________________________________________________________________________________
               7    Sole Voting Power

  Number of         273,760 shares                                         5.0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    365,000 shares                                         6.7%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         273,760 shares                                         5.0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    365,000 shares                                         6.7%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     638,760 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                            [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     11.6%

________________________________________________________________________________
14   Type of Reporting Person*

PN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 5 of 26 -

CUSIP
No. 74147305                            13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Michael J. Marocco

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                       (a)  [_]
                                                                       (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                         [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0 shares                                                  0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    818,760 shares                                        14.9%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0 shares                                                  0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    818,760 shares                                        14.9%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     818,760 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                            [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     14.9%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                   - 6 of 26 -

CUSIP
No. 74147305                            13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     John Kornreich

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                       (a)  [_]
                                                                       (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                         [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0 shares                                                  0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    818,760 shares                                        14.9%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0 shares                                                  0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    818,760 shares                                        14.9%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     818,760 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                            [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     14.9%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 7 of 26 -

CUSIP
No. 74147305                            13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Harvey Sandler

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                       (a)  [_]
                                                                       (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                         [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         109,200 shares                                         2.0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    829,760 shares                                        15.1%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         109,200 shares                                         2.0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    829,760 shares                                        15.1%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     938,960 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                            [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     17.1%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 8 of 26 -

CUSIP
No. 74147305                            13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Andrew Sandler

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                       (a)  [_]
                                                                       (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                         [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0 shares                                                 0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    818,760 shares                                        14.9%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0 shares                                                 0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    818,760 shares                                        14.9%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     818,760 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                            [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     14.9%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 9 of 26 -

CUSIP
No. 74147305                            13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Barry Rubenstein

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                       (a)  [_]
                                                                       (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                         [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0 shares                                                 0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    365,000 shares                                         6.7%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0 shares                                                 0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    365,000 shares                                         6.7%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     365,000 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                            [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     6.7%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  - 10 of 26 -

CUSIP
No. 74147305                            13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Barry Fingerhut

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                       (a)  [_]
                                                                       (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                         [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0 shares                                                 0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    365,000 shares                                         6.7%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0 shares                                                 0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    365,000 shares                                         6.7%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     365,000 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                            [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     6.7%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  - 11 of 26 -

CUSIP
No. 74147305                            13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Irwin Lieber

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                       (a)  [_]
                                                                       (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                         [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0 shares                                                 0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    365,000 shares                                         6.7%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0 shares                                                 0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    365,000 shares                                         6.7%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     365,000 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                            [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     6.7%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  - 12 of 26 -

CUSIP
No. 74147305                            13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Phyllis Sandler

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                       (a)  [_]
                                                                       (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                         [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         11,000 shares                                          0.2%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    109,200 shares                                         2.0%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         11,000 shares                                          0.2%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    109,200 shares                                         2.0%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     120,200 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                            [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     2.2%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  - 13 of 26 -

CUSIP
No. 74147305                            13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Sandler Associates

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                       (a)  [_]
                                                                       (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                         [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     New York

________________________________________________________________________________
               7    Sole Voting Power

  Number of         180,000 shares                                          3.3%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    0 shares                                                 0%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         180,000 shares                                          3.3%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    0 shares                                                 0%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     180,000 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                            [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     3.3%

________________________________________________________________________________
14   Type of Reporting Person*

     PN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  - 14 of 26 -

     This statement,  dated December 4, 1997, constitutes Amendment No. 1 to the
Schedule 13D, dated October 6, 1997, regarding the reporting persons ownership of certain securities of Price Communications Corporation (the "Issuer").

     This Schedule 13D is hereinafter referred to as the "Schedule". All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 1 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 2. Identity and Background.


     13. (a) Sandler Associates, a limited partnership organized under the laws of the State of New York.

          (b)  Address:

               767 Fifth Avenue, 45th Floor
               New York, New York 10153

          (c)  Principal Occupation: Investments.

          (d)  No.

          (e)  No.

     Each of Harvey Sandler, John Kornreich, Michael Marocco and Andrew Sandler is a general partner of Sandler Associates.

ITEM 3. Source and Amount of Funds or Other Consideration.

     The source of funds for the acquisition of the additional securities was the working capital in the personal investment accounts of Harvey Sandler and Phyllis Sandler.

     The amount of funds used in acquiring the additional shares of Common Stock are set forth below:


                                  - 15 of 26 -

                                        Number of              Purchase
                                         Shares                  Price
                                    -----------------     -------------------
Harvey Sandler                           53,200                $379,497

Phyllis Sandler                           4,000                 $34,000

ITEM 4. Purpose of Transaction.

     The reporting persons acquired their securities for the purposes of investment.

     Other than the reporting persons purchase or sale of additional securities of the Issuer, no reporting person has any present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein.

ITEM 5. Interests in Securities of the Issuer.

     (a) The following list sets forth the aggregate number and percentage (based on 5,483,881 shares of Common Stock outstanding as reported by the Issuer as of October 29, 1997 in its Form 10-Q for the quarter ended September 30,
1997) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of December 4, 1997:

                                                 Shares of           Percentage of Shares
                                               Common Stock             of Common Stock
Name                                        Beneficially Owned(2)     Beneficially Owned(2)
----                                        -------------------       -------------------
21st Century Communications                       365,000(3)                   6.7%
Partners, L.P.
21st Century Communications T-E                   365,000(4)                   6.7%
Partners, L.P.
21st Century Communications Foreign               365,000(5)                   6.7%
Partners, L.P.

--------
(2)  Includes shares of Common Stock issuable upon the exercise of the Warrants.

(3) Includes 247,480 shares of Common Stock owned by 21st Century. 21st Century disclaims beneficial ownership of 84,202 shares of Common Stock owned by T-E and 33,318 shares of Common Stock owned by Foreign.

(4) Includes 84,202 shares of Common Stock owned by T-E. T-E disclaims beneficial ownership of 247, 480 shares of Common Stock owned by 21st Century and 33,318 shares of Common Stock owned by Foreign.

(5) Includes 33,318 shares of Common Stock owned by Foreign. Foreign disclaims beneficial ownership of 247,480 shares of Common Stock owned by 21st Century and 84,202 shares of Common Stock owned by T-E.

                                  - 16 of 26 -

                                Shares of                Percentage of Shares of
                                Common Stock             Common Stock
Name                            Beneficially Owned(2)    Beneficially Owned(2)
----                            --------------------     ---------------------
Sandler Capital Management         638,760(6)                    11.6%
Michael J. Marocco                 818,760(7,8)                  14.9%
John Kornreich                     818,760(7,8)                  14.9%
Harvey Sandler                     938,960(7,8,9,11)             17.1%
Andrew Sandler                     818,760(7,8)                  14.9%
Barry Rubenstein                   365,000(7,10)                  6.7%
Barry Fingerhut                    365,000(7,10)                  6.7%
Irwin Lieber                       365,000(7,10)                  6.7%
Phyllis Sandler                    121,600(7,9,11)                2.2%
Sandler Associates                 180,000(12)                    3.3%

     (b) 21st Century has sole power to vote and to dispose of 247,480 shares of Common Stock, representing approximately 4.5% of the outstanding Common Stock. 21st Century may be deemed to have shared power to vote and to dispose of 117,520 shares of Common Stock, representing approximately 2.1% of the outstanding Common Stock.

     T-E has sole power to vote and to dispose of 84,202 shares of Common Stock, representing approximately 1.5% of the outstanding Common Stock. T-E may be deemed to have shared power

--------
(6) Includes 247,480 shares of Common Stock owned by 21st Century, 84,202 shares of Common Stock owned by T-E and 33,318 shares of Common Stock owned by Foreign. SCM disclaims beneficial ownership of 260,000 shares of Common Stock and 13,760 shares of Common Stock issuable upon the exercise of the Warrants held in accounts managed by SCM.

(7) The reporting person disclaims beneficial ownership of these securities, except to the extent of his/her equity interest therein.

(8) Includes 247,480 shares of Common Stock owned by 21st Century, 84,202 shares of Common Stock owned by T-E, 33,318 shares of Common Stock owned by Foreign and 180,000 shares of Common Stock owned by Sandler Associates. The reporting person disclaims beneficial ownership of 260,000 shares of Common Stock and 13,760 shares of Common Stock issuable upon the exercise of the Warrants held in accounts managed by SCM.

(9)  Includes 109,200 shares of Common Stock owned by Harvey Sandler.

(10) Includes 247,480 shares of Common Stock owned by 21st Century, 84,202 shares of Common Stock owned by T-E and 33,318 shares of Common Stock owned by Foreign.

(11) Includes 11,000 shares of Common Stock owned by Phyllis Sandler.


(12) Includes 180,000 shares of Common Stock owned by Sandler Associates.

                                  - 17 of 26 -
to vote and to dispose of 280,798 shares of Common Stock, representing approximately 5.1% of the outstanding Common Stock.

     Foreign has sole power to vote and to dispose of 33,318 shares of Common Stock, representing approximately .6% of the outstanding Common Stock. Foreign may be deemed to have shared power to vote and to dispose of 331,682 shares of Common Stock, representing approximately 6.0% of the outstanding Common Stock.

     By virtue of being the general partner of SIP and the manager of certain accounts owning shares of Common Stock and Warrants with respect to which SCM exercises investment discretion, SCM may be deemed to have shared power to vote and to dispose of 638,760 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 11.6% of the outstanding Common Stock.

     By virtue of being the sole shareholder of MJDM Corp. and a general partner of Sandler Associates, Michael J. Marocco may be deemed to have shared power to vote and to dispose of 818,760 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 14.9% of the outstanding Common Stock.

     By virtue of being the sole shareholder of Four JK Corp. and a general partner of Sandler Associates, John Kornreich may be deemed to have shared power to vote and to dispose of 818,760 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 14.9% of the outstanding Common Stock.

     By virtue of being the sole shareholder of ARH Corp., a general partner of Sandler Associates, and the husband of Phyllis Sandler, Harvey Sandler may be deemed to have shared power to vote and to dispose of 829,760 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 15.1% of the outstanding Common Stock. Harvey Sandler has sole power to vote and to dispose of 109,200 shares of Common Stock, representing approximately 2.0% of the outstanding Common Stock.

     By virtue of being a majority member of ALSI, LLC and a general partner of Sandler Associates, Andrew Sandler may be deemed to have shared power to vote and to dispose of 818,760 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 14.9% of the outstanding Common Stock.

     By virtue of being a shareholder, officer and director of Infomedia, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 365,000 shares of Common Stock, representing approximately 6.7% of the outstanding Common Stock.

     By virtue of being a shareholder, officer and director of Infomedia, Irwin Lieber may be deemed to have shared power to vote and to dispose of 365,000 shares of Common Stock, representing approximately 6.7% of the outstanding Common Stock.

                                  - 18 of 26 -

     By virtue of being a shareholder, officer and director of Infomedia, Barry Fingerhut may be deemed to have shared power to vote and to dispose of 365,000 shares of Common Stock, representing approximately 6.7% of the outstanding Common Stock.

     By virtue of being the wife of Harvey Sandler, Phyllis Sandler may be deemed to have shared power to vote and to dispose of 109,200 shares of Common Stock, representing approximately 2.0% of the outstanding Common Stock. Phyllis Sandler has sole power to vote and to dispose of 11,000 shares of Common Stock, representing approximately 0.2% of the outstanding Common Stock.

     Sandler Associates has sole power to vote and to dispose of 180,000 shares of Common Stock, representing approximately 3.3% of the outstanding Common Stock.

     (c) The following is a description of all transactions in the shares of Common Stock and the Warrants by the persons identified in Item 2 of this
Schedule 13D effected from October 9, 1997 through December 4, 1997,  inclusive:

                                            Number of Shares
                      Purchase or           of Common Stock          Purchase or
Name of  Shareholder   Sale Date          Purchased or (Sold)        Sale Price
--------------------   ---------          -------------------        -----------
Harvey Sandler         10/14/97                  5,000                 $ 8.75
                       10/29/97                  5,000                 $ 8.625
                       10/30/97                  5,000                 $ 8.375
                       10/30/97                  5,000                 $ 8.437
                       11/13/97                  3,000                 $ 8.4375
                       11/14/97                  4,000                 $ 8.4387
                       11/28/97                  4,000                 $10.50
                       11/28/97                  2,300                 $10.375
                       11/28/97                  5,000                 $10.75
                       11/28/97                  3,200                 $10.875
                       12/01/97                  2,400                 $10.625
                       12/01/97                    300                 $10.375
                       12/04/97                  6,000                 $10.62
                       12/04/97                  3,000                 $10.50

Phyllis Sandler        10/29/97                  2,000                 $ 8.625
                       10/31/97                  2,000                 $ 8.375

     All purchases of Common Stock were effected in open market transactions on the American Stock Exchange.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e) Not applicable.



                                  - 19 of 26 -

ITEM 7. Material to be filed as Exhibits.

     Exhibit 7.01 Agreement effective as of December 4, 1997, among the reporting persons by which they have agreed to file this
                   Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).


                                  - 20 of 26 -

                                    Signature

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.


Date: April 30, 1999

                          21ST CENTURY COMMUNICATIONS PARTNERS, L.P.

                          By: Sandler Investment Partners, L.P., general partner
                              By: Sandler Capital Management, general partner
                                  By: ARH Corp., general partner

                                      By: Edward Grinacoff
                                         ---------------------------------------
                                          Name: Edward Grinacoff
                                          Title: Secretary and Treasurer

                          21ST CENTURY COMMUNICATIONS T-E PARTNERS L.P.

                          By: Sandler Investment Partners, L.P., general partner
                              By: Sandler Capital Management, general partner
                                  By: ARH Corp., general partner

                                      By: Edward Grinacoff
                                         ---------------------------------------
                                          Name: Edward Grinacoff
                                          Title: Secretary and Treasurer

                          21ST CENTURY COMMUNICATIONS FOREIGN PARTNERS, L.P.

                              By: Sandler Investment Partners, L.P.,
                                 general partner
                                 By: Sandler Capital Management, general partner
                                      By: ARH Corp., general partner

                                      By: Edward Grinacoff
                                         ---------------------------------------
                                          Name: Edward Grinacoff
                                          Title: Secretary and Treasurer

                                  - 21 of 26 -

                                              Michael J. Marocco
                                         ---------------------------------------
                                              Michael J. Marocco


                                              John Kornreich
                                         ---------------------------------------
                                              John Kornreich


                                              Harvey Sandler
                                         ---------------------------------------
                                              Harvey Sandler


                                              Andrew Sandler
                                         ---------------------------------------
                                              Andrew Sandler


                                              Barry Rubenstein
                                         ---------------------------------------
                                              Barry Rubenstein


                                              Irwin Lieber
                                         ---------------------------------------
                                              Irwin Lieber


                                              Barry Fingerhut
                                         ---------------------------------------
                                              Barry Fingerhut


                                         SANDLER ASSOCIATES

                                         By: Andrew Sandler
                                         ---------------------------------------
                                             Name: Andrew Sandler
                                             Title: General Partner


                                  - 22 of 26 -

                                      SANDLER CAPITAL MANAGEMENT

                                      By: ARH Corp.

                                          By: Edward Grinacoff
                                         ---------------------------------------
                                              Name: Edward Grinacoff
                                              Title: Secretary and Treasurer


                                                  Phyllis Sandler
                                         ---------------------------------------
                                                  Phyllis Sandler



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                  - 23 of 26 -

Exhibit 7.01

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of Price Communications Corporation and that this Agreement be filed as an Exhibit to such statement on
Schedule 13D.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the 4th day of December, 1997.

                          21ST CENTURY COMMUNICATIONS PARTNERS, L.P.

                          By: Sandler Investment Partners, L.P., general partner
                              By: Sandler Capital Management, general partner
                                  By: ARH Corp., general partner

                                      By: Edward Grinacoff
                                          --------------------------------------
                                          Name:  Edward Grinacoff
                                          Title: Secretary and Treasurer

                          21ST CENTURY COMMUNICATIONS T-E PARTNERS, L.P.

                          By: Sandler Investment Partners, L.P., general partner
                              By: Sandler Capital Management, general partner
                                  By: ARH Corp., general partner

                                      By: Edward Grinacoff
                                          --------------------------------------
                                          Name:  Edward Grinacoff
                                          Title: Secretary and Treasurer

                          21ST CENTURY COMMUNICATIONS FOREIGN PARTNERS, L.P.

                          By: Sandler Investment Partners, L.P., general partner
                              By: Sandler Capital Management, general partner
                                  By: ARH Corp., general partner

                                      By: Edward Grinacoff
                                          --------------------------------------
                                          Name:  Edward Grinacoff
                                          Title: Secretary and Treasurer

                                  - 25 of 26 -

                                              Michael J. Marocco
                                          --------------------------------------
                                              Michael J. Marocco


                                              John Kornreich
                                          --------------------------------------
                                              John Kornreich


                                              Harvey Sandler
                                          --------------------------------------
                                              Harvey Sandler


                                              Andrew Sandler
                                          --------------------------------------
                                              Andrew Sandler


                                              Barry Rubenstein
                                          --------------------------------------
                                              Barry Rubenstein


                                              Irwin Lieber
                                          --------------------------------------
                                              Irwin Lieber


                                              Barry Fingerhut
                                          --------------------------------------
                                              Barry Fingerhut



                              SANDLER ASSOCIATES


                              By: Andrew Sandler
                                 --------------------------------------
                                  Name: Andrew Sandler
                                  Title: General Partner



                                  - 25 of 26 -

                              SANDLER CAPITAL MANAGEMENT

                              By: ARH Corp.

                                      By: Edward Grinacoff
                                          --------------------------------------
                                          Name:  Edward Grinacoff
                                          Title: Secretary and Treasurer


                                          Phyllis Sandler
                                          --------------------------------------
                                          Phyllis Sandler



                                  - 26 of 26 -